UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Street

Daxing District

Beijing 100176

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

	By:	/s/ William Wong

Name: William Wong
Title: Chief Executive Officer
Date: October 26, 2012

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated October 25, 2012, entitled “UTStarcom Appoints Independent Director and New Audit Committee Chairman”

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